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                             September 21, 2021

       Sebasti  n Kanovich
       Chief Executive Officer
       DLocal Limited
       Dr. Luis Bonavita 1294
       Montevideo Uruguay 11300

                                                        Re: DLocal Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
15, 2021
                                                            CIK No. 0001846832

       Dear Mr. Kanovich:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services